
SNHY

ustomers • shareholders • employees • distributors • suppliers

sun hydraulics®
CORPORATION

GLOBAL SUN



Sun Operations
Distributor Locations

End Use Markets

Mobile
Agricultural Machinery
Waste Management Equipment
Cranes
Demolition Equipment
Oil Field Drills
Forklift Attachments
Construction Equipment
Fire and Rescue Equipment
Forestry Machinery
Mining Machinery
Marine Equipment
Sweeping Equipment
Trenching Machinery
Utility Equipment

Industrial
Metal Cutting Machines
Metal Forming Machines
Robots
Automation Equipment
Foundry Equipment
Molding Machinery
Paper Products Machinery
Food Processing Equipment
Textile Machinery
Packaging Machinery
Power Units
Test Stands

In 2004, 56% of Sun's sales were in the Americas, 29% were in Europe and 15% were in Asia/Pacific. Sun's manufacturing, support and distribution capability is global and ideally positioned to support our customers, no matter where they choose to manufacture.

While Sun sells predominantly through independent distributors, our international operations often deal directly with customers in addition to supporting local distributors. The combination of direct factory support and technically capable distribution is the sales route that delivers the highest value to Sun's customers and shareholders.

All of Sun's global operations can design, manufacture and source manifolds that incorporate cartridge valves produced primarily in our Sarasota, Florida operation. Local design and production of manifolds allows Sun to create integrated valve packages that satisfy the unique requirements of our customers.

HIGHLIGHTS

Year Ended	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
(in thousands except per share data)					
Statement of Operations:					
Net sales	$94,503	$70,798	$64,545	$64,983	$79,967
Gross profit	28,535	18,486	15,964	14,625	21,465
Operating income	12,294	3,683	3,420	2,060	7,356
Income before income taxes	11,732	3,277	2,592	1,312	5,919
Net income	$ 7,830	$ 2,176	$ 1,778	$ 950	$ 3,921
Basic net income per common share	$ 1.14	$ 0.33	$ 0.28	$ 0.15	$ 0.61
Diluted net income per common share	$ 1.14	$ 0.33	$ 0.27	$ 0.14	$ 0.60
Dividends per common share	$ 0.22	$ 2.16	$ 0.16	$ 0.16	$ 0.16
Other Financial Data:					
Depreciation and amortization	$ 5,465	$ 5,152	$ 5,100	$ 5,426	$ 5,594
Capital expenditures	4,987	3,076	5,870	4,022	4,374
Balance Sheet Data:					
Cash and cash equivalents	$ 9,762	$ 5,219	$ 3,958	$ 3,611	$ 2,698
Working capital	16,723	12,934	12,828	12,778	12,658
Total assets	71,808	63,302	62,285	61,750	64,374
Total debt	12,254	18,207	9,611	10,663	12,012
Shareholders' equity	45,403	35,063	45,149	43,738	43,836
% of Sales					
Gross profit	30.2%	26.1%	24.7%	22.5%	26.8%
Operating income	13.0%	5.2%	5.3%	3.2%	9.2%
Net income	8.3%	3.1%	2.8%	1.5%	4.9%



NET SALES
(in millions)
GROSS PROFIT
(in millions)
$100
80
60
40
20
0
$80.0
$21.5
$65.0
$14.6
$64.5
$16.0
$70.8
$18.5
$94.5
$28.5
2000
2001
2002
2003
2004



CASH FROM OPERATIONS
(in millions)
$15
12
9
6
3
0
$9.5
$7.3
$7.7
$9.5
$15
2000 2001 2002 2003 2004





Sun Hydraulics is an international company. Customers include mobile and industrial machinery builders that need to control force, speed and motion through the use of hydraulic cartridge valves and manifolds. Sun is the preferred choice in many industries because:

Sun's products are highly differentiated; they operate reliably at high pressures and flow rates. Sun's cartridge valves and integrated valve packages are generally smaller than most competitive offerings of equal capacity.

Sun's focus on operational excellence allows customers to receive the products they need, when they need them and where they need them. We schedule our production to the customer's request date and measure our performance by our ability to meet that requirement.

Sun provides exceptional customer service, both before and after sale. Our interactive website provides detailed technical information to help customers select the products they need. And our global distribution partners provide system engineering and application expertise to help designers devise reliable, sustainable value-driven solutions.

construction mining machine tools energy marine *and many more*

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243 USA
Phone: 941-362-1200 Fax: 941-355-4497
www.sunhydraulics.com

April 5, 2005
Re: Annual Report

Dear Shareholders,

We all understand the importance of having balance in our personal lives. At Sun, we believe balance is also a part of a successful business.

We have stated in past reports that it is important to balance the short term with the long term. We are in a cyclical business. When you are at the bottom of a cycle, the temptation is to focus on the short term. In the last recession we maintained and improved our workforce and kept investing in new equipment and improving our processes. We continued to be profitable through three difficult years while strengthening Sun to take advantage of the upturn. The decisions Sun made during slow times were instrumental in our performance in 2004 and early 2005.

Growth, profitability and the overall quality of Sun depend on balancing engineering, manufacturing and marketing. We do this by having employees work across the organization, not within departments. This creates a well-trained, motivated and agile workforce. Engineers work closely with manufacturing to devise processes that reliably replicate designs. In a period of rapidly expanding markets, we are focusing efforts on sales and marketing programs to globally promote our products. We believe this focus will continue to improve Sun's performance during the next business cycle.

To continue to expand our international presence, we are hard at work in the Americas, Europe and Asia/Pacific. In 1997, we invested in a new facility in Germany; in 1998, we acquired a company in Korea and formed a joint venture in China; in 2002, we doubled the size of our UK facility; and, in 2003, we opened a sales/marketing office in France and a new production facility for iron manifolds in the U.S. Last year, every one of these initiatives contributed to Sun's growth and profitability.

This annual report includes many measures of past financial performance, including a balance sheet that measures tangible assets. However, we also recognize certain intangible assets are equally important. Intangible assets include our human and intellectual capital, our distribution network, our supplier base, satisfied customers, our reputation and our brand.

Sun's intangible assets are a product of the corporate values listed in this report, unchanged since our formation in 1970. Patterning our individual and corporate behavior in accordance with these values has enabled Sun to achieve the balance we have tried to explain in this letter. Achieving and sustaining that balance is what best serves our customers, shareholders, suppliers, distributors, and employees.

Allen Carlson
President & CEO

Clyde G. Nixon
Chairman

FINANCIALS


SNHY
ASDA

selected financial data ○ management's discussion and analysis ○ financial tables

C O N T E N T S

Sun Hydraulics Corporation

Selected Consolidated Financial Data	1
Management's Discussion and Analysis of Financial Condition and Results of Operations	2 – 8
Reports of Independent Registered Public Accounting Firms	9
Consolidated Balance Sheets	10
Consolidated Statements of Operations	11
Consolidated Statements of Shareholders' Equity and Comprehensive Income	12
Consolidated Statements of Cash Flows	13
Notes to the Consolidated Financial Statements	14 – 24

1500 West University Parkway
Sarasota, Florida 34243

Phone: 941-362-1200
Telefax: 941-355-4497

sun hydraulics® CORPORATION

www.sunhydraulics.com

Selected Consolidated Financial Data

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1, Business.

As of January 1, 1999, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will end on the Saturday closest to December 31st. Each quarter consists of two 4-week periods and one 5-week period.

Year Ended	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
(in thousands except per share data)					
Statement of Operations:					
Net sales	$ 94,503	$70,798	$ 64,545	$ 64,983	$ 79,967
Gross profit	28,535	18,486	15,964	14,625	21,465
Operating income	12,294	3,683	3,420	2,060	7,356
Income before income taxes	11,732	3,277	2,592	1,312	5,919
Net income	$ 7,830	$ 2,176	$ 1,778	$ 950	$ 3,921
Basic net income per common share	$ 1.14	$ 0.33	$ 0.28	$ 0.15	$ 0.61
Diluted net income per common share	$ 1.14	$ 0.33	$ 0.27	$ 0.14	$ 0.60
Dividends per common share	$ 0.22	$ 2.16	$ 0.16	$ 0.16	$ 0.16
Other Financial Data:					
Depreciation and amortization	$ 5,465	$ 5,152	$ 5,100	$ 5,426	$ 5,594
Capital expenditures	4,987	3,076	5,870	4,022	4,374
Balance Sheet Data:					
Cash and cash equivalents	$ 9,762	$ 5,219	$ 3,958	$ 3,611	$ 2,698
Working capital	16,723	12,663	12,828	12,778	12,658
Total assets	71,808	63,032	62,285	61,750	64,374
Total debt	12,254	18,207	9,611	10,663	12,012
Redeemable common stock	—	—	2,250	—	—
Shareholders' equity	45,403	35,063	42,899	43,738	43,836

Quarterly Results of Operations

(in thousands) *For the Quarter Ended*	Dec. 25, 2004	Sep. 25, 2004	Jun. 26, 2004	Mar. 27, 2004
Net sales	$ 23,426	$ 23,164	$ 26,522	$21,390
Gross profit	6,796	7,047	8,386	6,305
Operating income	2,817	3,045	4,190	2,241
Income before income taxes	2,561	2,972	4,117	2,082
Net income	$ 2,001	$ 1,880	$ 2,591	$ 1,358
Basic earnings per common share	$ 0.29	$ 0.27	$ 0.38	$ 0.20
Diluted earnings per common share	$ 0.29	$ 0.27	$ 0.38	$ 0.20

	Dec. 27, 2003	Sep. 27, 2003	Jun. 28, 2003	Mar. 29, 2003
Net sales	$ 17,610	$ 17,851	$ 18,912	$ 16,425
Gross profit	4,357	4,523	5,529	4,078
Operating income	1,044	919	1,262	458
Income before income taxes	839	784	1,280	374
Net income	$ 595	$ 509	$ 816	$ 256
Basic earnings per common share	$ 0.09	$ 0.08	$ 0.13	$ 0.04
Diluted earnings per common share	$ 0.09	$ 0.08	$ 0.12	$ 0.04

	Dec. 28, 2002	Sep. 28, 2002	Jun. 29, 2002	Mar. 30, 2002
Net sales	$ 15,476	$ 16,043	$ 17,413	$ 15,613
Gross profit	3,697	4,048	4,526	3,692
Operating income	626	1,027	1,384	383
Income before income taxes	423	780	1,188	200
Net income	$ 368	$ 507	$ 774	$ 128
Basic earnings per common share	$ 0.06	$ 0.08	$ 0.12	$ 0.02
Diluted earnings per common share	$ 0.06	$ 0.08	$ 0.12	$ 0.02

(in millions except per share data)

Overview

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly owned subsidiaries and independent distributors. Sales outside the United States for the year ended December 25, 2004, were 50% of total net sales.

Approximately 66% of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of mobile equipment include off-road construction equipment, fire and rescue equipment and mining machinery.

The remaining 34% of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products decreased -16%, -3% and -2% in 2001, 2002 and 2003, respectively. This trend reversed in 2004 as the United States index of shipments of hydraulics products increased 25%.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI). The index was 57.3 at the end of December 2004 compared to 62.1 at the end of December 2003. When the PMI is over 50, it indicates economic expansion.

Results for the 2004 Fiscal Year

(Dollars in millions except net income per share)	Dec. 25, 2004	Dec. 27, 2003	Increase
Twelve Months Ended			
Net sales	$94.5	$70.8	33%
Net income	$ 7.8	$ 2.2	255%
Net income per share:			
Basic	$1.14	$0.33	245%
Fully diluted	$1.14	$0.33	245%
Three Months Ended			
Net sales	$23.4	$17.6	33%
Net income	$ 2.0	$ 0.6	233%
Net income per share:			
Basic	$0.29	$0.09	222%
Fully diluted	$0.29	$0.09	222%

Management believes the Company's most important achievement in 2004 was the ability to maintain and improve on-time delivery, even with a 33% increase in sales. This capability will continue to foster growth in all markets, both short term and long term.

The rebound in domestic markets was very strong in 2004, and remained strong in January and February 2005. Along with a 39% increase in North American sales compared to 2003, the Company's international business has remained strong, with European sales increasing 25% and Asian sales increasing 28% in 2004.

While the 33% increase in sales had a positive effect on margins, higher productivity helped to offset the effect of increased material costs and further improve margins. This enabled the Company to hold the line on pricing. As a result, management believes the Company has gained market share. Gross profit in 2004 increased 54% over 2003. Gross profit as a percentage of sales increased to 30% from 26% in 2003.

Dividends

The Company declared quarterly dividends of $0.04, $0.05, $0.05, and $0.075 per share to shareholders of record on the last day of the first, second, third, and fourth quarters of 2004, respectively. These dividends were paid on the 15th day of each month following the date of declaration. Total dividends of $0.215 were paid to shareholders in 2004.

Cash Flow

Net cash generated from operations for the year was $15.0 million, a $5.5 million increase compared to $9.5 million in 2003. Capital expenditures for the year were $5.0 million, cash on hand increased $4.5 million to $9.8 million, debt decreased $6.0 million to $12.3 million, and $1.5 million was paid to shareholders in dividends.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the Year Ended	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	30.2%	26.1%	24.7%	22.5%	26.8%
Operating income	13.0%	5.2%	5.3%	3.2%	9.2%
Income before income taxes	12.4%	4.6%	4.0%	1.5%	7.4%

Segment Information *(in thousands)*	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2004						
Sales to unaffiliated customers	$59,847	$8,723	$13,375	$12,558	$ —	$94,503
Intercompany sales	15,702	—	1,812	66	(17,580)	—
Operating income (loss)	8,417	926	483	2,399	69	12,294
Identifiable assets	44,765	4,449	13,742	10,062	(1,210)	71,808
Depreciation and amortization	3,792	137	1,061	475	—	5,465
Capital expenditures	4,264	42	540	141	—	4,987
2003						
Sales to unaffiliated customers	$43,503	$6,857	$11,346	$ 9,092	$ —	$ 70,798
Intercompany sales	12,109	—	1,421	41	(13,571)	—
Operating income (loss)	2,160	689	(497)	1,192	139	3,683
Identifiable assets	40,691	3,111	8,087	12,409	(1,266)	63,032
Depreciation and amortization	3,630	123	380	1,019	—	5,152
Capital expenditures	1,914	265	149	748	—	3,076
2002						
Sales to unaffiliated customers	$41,937	$5,899	$10,200	$ 6,509	$ —	$ 64,545
Intercompany sales	10,643	—	1,569	32	(12,244)	—
Operating income (loss)	2,029	431	618	416	(74)	3,420
Identifiable assets	43,407	2,035	11,596	6,207	(955)	62,290
Depreciation and amortization	3,905	104	783	308	—	5,100
Capital expenditures	2,219	136	3,429	86	—	5,870

Outlook for 2005

The Company plans to continue to invest in marketing and productivity improvements at a level comparable to 2004. Sales for the first quarter of 2005 are projected to be $27.5 million, which would represent a 29% increase over the first quarter of 2004, with net income per share in the range of $0.38 to $0.41.

Comparison of Years Ended December 25, 2004 and December 27, 2003

Net Sales

Net sales were $94.5 million, an increase of $23.7 million, or 33.5%, compared to $70.8 million in 2003. Sales increased 29% excluding the effect of exchange rates.

Net sales in the United States operation increased 37.5% with shipments to Asia up 29.3%, Canada up 27.3% and domestic shipments up 40.2%. Net sales in the United Kingdom operation increased 17.9%, primarily due to increases in sales to European distributors, while domestic sales were flat. German operation net sales increased 38.1%, with increases in all markets served. Net sales in the Korean operation increased 27.2%, due to increased shipments stimulated by Korean customers meeting demand from China coupled with growth in domestic Korean business.

Gross Profit

Gross profit increased 54.4% to $28.5 million in 2004, compared to $18.5 million in 2003. Gross profit as a percentage of net sales increased to 30.2% in 2004, compared to 26.1% in 2003. The increase in gross profit as a percentage of net sales was due to the increase in net sales and productivity improvements, which more than offset increased material and employee benefit costs.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2004 were $16.2 million, a $1.4 million, or 9.7%, increase, compared to $14.8 million in 2003. The increase was primarily due to higher employee wages and benefit costs of $1.1 million including the establishment of an ESOP, and higher advertising costs including catalogs and website updates of $0.2 million.

Interest Expense

Interest expense was $0.5 million and $0.6 million in 2004 and 2003, respectively. While average outstanding debt increased $1.3 million, from $13.9 million in 2003 to $15.2 million in 2004, due to debt acquisitions related to the $2 per share special dividend paid on August 18, 2003, lower interest rates were negotiated on the new debt, allowing interest expense to decrease.

(in millions except per share data) *(continued)*

Foreign Currency Transaction (Gain) Loss
There was minimal impact to net income from foreign currency transactions in 2004 compared to a foreign currency gain of $0.1 million in 2003, due primarily to gains in the Euro and Korean Won against the U.S. Dollar. While the Euro, the Korean Won and the British Pound made gains against the U.S. Dollar in 2004, the U.K. operations experienced losses related to sales conducted in U.S. Dollars.

Miscellaneous (Income) Expense
Miscellaneous income had a minimal impact on net income in 2004, compared to miscellaneous income of $0.1 million in 2003. The $0.1 million decrease was due to losses on disposal of fixed assets and increased charitable contributions, both in the U.S. operations.

Income Taxes
The provision for income taxes for the year ended December 25, 2004, was 33.3% of pretax income compared to 33.6% for the year ended December 27, 2003. The decrease was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Comparison of Years Ended December 27, 2003 and December 28, 2002

Net Sales
Net sales for 2003 were $70.8 million, an increase of $6.3 million, or 10.0%, compared to $64.5 million in 2002. Sales increased 7% excluding the effect of exchange rates, as approximately $2.0 million of the $6.3 million increase was due the strength of the British Pound, the Euro and the Korean Won to the U.S. Dollar.

Net sales in the United States operation increased 3.7% as shipments to Asia increased 12.5%, to Canada 5.4% and domestic shipments 1.8%. Net sales in the United Kingdom operation increased 11.2%, mainly due to currency translation. German operation net sales increased 40.0% with a true volume increase of 16%, with 24% related to currency translation. Korean operations increased 16.2%, with approximately 8.1% due to the effect of currency and 8.1% due to increased shipments stimulated by Korean customers meeting demand from China.

Gross Profit
Gross profit increased 15.7% to $18.5 million in 2003, compared to $16.0 million in 2002. Gross profit as a percentage of net sales increased to 26.1% in 2003, compared to 24.7% in 2002. The increase in gross profit as a percentage of net sales was due to the increase in total net sales and transaction-based exchange gains in Germany and Korea. These increases were offset by start-up costs for the U.S. Midwest operation and operational problems stemming from mid-year business system difficulties in the United Kingdom. Management believes that operating margins will increase significantly as demand grows because manufacturing overhead, marketing, engineering and administrative costs will be relatively static. Management also believes that continuing increases in demand will allow the Company to capitalize on recent productivity improvements and result in lower per unit manufacturing cost.

Selling, Engineering, and Administrative Expenses
Selling, engineering and administrative expenses in 2003 were $14.8 million, a $2.3 million, or 18.0%, increase, compared to $12.5 million in 2002. Increases in areas of discretionary spending were as follows: $0.3 million for website development, $0.3 million for professional fees and outside services, $0.4 million for a software system write-off in the United Kingdom, and $0.6 million for marketing related costs in the new Kansas and France operations. In addition, expenses increased $0.3 million in Germany, related to warranty expense and professional fees. Currency translation in Germany and the U.K. accounted for $0.4 million of the increase. The Company believes that selling, engineering and administrative expenses will remain relatively static at 2003 levels in 2004.

Interest Expense
Interest expense was $0.6 million in 2003 and 2002. While average outstanding debt increased $3.8 million, from $10.1 million in 2002 to $13.9 million in 2003, due to debt acquisitions related to the $2 per share special dividend paid on August 18, 2003, lower interest rates were negotiated on the new debt allowing interest expense to remain flat.

Foreign Currency Transaction (Gain) Loss
Foreign currency transaction gain in 2003 of $0.1 million compared to foreign currency loss of $0.1 million in 2002 was due primarily to gains in the Euro and Korean Won against the U. S. dollar.

Miscellaneous (Income) Expense
Miscellaneous income was $0.1 million in 2003, compared to miscellaneous expense of $0.2 million in 2002. The $0.3 million change was due to an increase in loss on sale of fixed assets in the United States and the United Kingdom in 2002.

Income Taxes
The provision for income taxes for the year ended December 27, 2003, was 33.6% of pretax income compared to 31.4% for the year ended December 28, 2002. The increase was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Net cash flow from operations in 2004 was $15.0 million, compared to $9.5 million in 2003 and $7.7 million in 2002. The $5.5 million increase in the Company's net cash flow from operations in 2004 was due primarily to the increase in net income of $5.7 million, while working capital excluding cash remained relatively static. Cash on hand increased $4.6 million from $5.2 million in 2003 to $9.8 million in 2004. Days sales outstanding increased slightly from 32 to 33 in 2004 and inventory turns improved from 7.8 to 9.6. The increase in the Company's net cash flow from operations in 2003, compared to 2002, was due to the increase in net income of $0.3 million combined with working capital changes, led by a $1.1 million increase in accrued expenses due primarily to changes in expected liabilities related to the Company's self-funded health insurance plan in the U.S.

Capital expenditures were $5.0 million in 2004, compared to $3.1 million in 2003 and $5.9 million in 2002. Capital expenditures in 2002 included $1.5 million for the expansion of the building in the United Kingdom. Capital expenditures in 2005 are projected to be $5.0 million.

On July 23, 2003, the Company completed a recapitalization which refinanced existing debt in the U.S. and further leveraged assets. This new financing consisted of a Term Loan of $11 million and a secured revolving Line of Credit of $12 million. The Term Loan and the Line of Credit are secured by all of the Company's U.S. assets and a pledge of 65% of the authorized and issued capital stock of its first tier subsidiaries in the United Kingdom and Korea. The total carrying value of assets held as collateral is $59.5 million. The Term Loan has monthly principal and interest payments based upon a 20-year amortization schedule, with all remaining principal and interest due July 23, 2008. The Line of Credit requires monthly payments of interest only, and is payable in full on July 23, 2006. Both the Term Loan and the Line of Credit had a floating interest rate for the first year of 1.9% over LIBOR, or the Prime Rate, at the Company's discretion. From and after July 2004, the rates will vary based upon the Company's leverage ratio. At December 25, 2004, the Term Loan had an outstanding balance of $10.2 million and the Line of Credit was fully paid with no outstanding balance.

The Term Loan and the Line of Credit contain debt covenants including 1) Fixed Charges Coverage Ratio (as defined) of 2.0 to 1.0, determined quarterly on a rolling four quarters basis, 2) Debt (as defined) to Tangible Net Worth (as defined) of not more than 1.5 to 1.0, determined quarterly, 3) Current Ratio of 1.5 to 1.0, determined quarterly, 4) Funded Debt (as defined) to EBITDA (as defined) of less than 3.25 to 1.0, determined quarterly on a rolling four quarters basis, and 5) the Company's primary domestic depository accounts shall be with SouthTrust Bank. As of December 25, 2004, the Company was in compliance with all debt covenants.

The Company declared quarterly dividends of $0.04, $0.05, $0.05, and $0.075 per share to shareholders of record on the last day of the first, second, third, and fourth quarters, respectively, and $0.04 per share each calendar quarter in 2003 and 2002. These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company paid a special dividend of $2.00 per share totaling $13.3 million on August 18, 2003. The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

In June 2004, the Company's Board of Directors authorized the repurchase of approximately $0.4 million of outstanding Company stock on the open market. The stock purchased was used to offset the issuance of shares under the Company's new ESOP. The Company purchased 32,000 shares, which were all granted to the ESOP.

In November 2004, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2006. The stock purchases will be made in the open market or through privately negotiated transactions. Market purchases will be made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchases was set based upon the anticipated number of shares that will be required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2005. As of December 25, 2004, the Company had repurchased 5,800 shares on the open market at an average cost of $14.28 per share. All 5,800 shares were retired prior to December 25, 2004.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of December 25, 2004, are summarized in the table below (in thousands):

	Payments due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt	$12,254	$1,058	$2,234	$8,870	$ 92
Operating leases	400	107	202	91	—
Other long-term liabilities	300	50	123	100	27
Total contractual obligations	$12,954	$1,215	$2,559	$9,061	$119

Other long-term liabilities consist of deferred income of $277 and deferred compensation of $23. The deferred income is a result of the supply agreement with Mannesmann Rexroth, A.G., a German full-line hydraulic component and systems manufacturer, entered into during 1999. This agreement expires in 2010. Deferred compensation relates to Director compensation for the Board meetings attended during 2004. Amounts will be paid upon an individual ceasing to be a Director of the Company.

(in millions except per share data) *(continued)*

Critical Accounting Policies and Estimates
The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition
The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). See Goodwill below.

Accounts Receivable
The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See balance sheet for allowance amounts.

Inventory
The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 for inventory reserve amounts.

Goodwill
The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 25, 2004 and December 27, 2003. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, the ESOP contribution, and health care benefits. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third-party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.6 million on an aggregate basis.

New Accounting Pronouncements
In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("ARB 51").* FIN 46 provides guidance in determining (1) whether consolidation is required under the "controlling financial interest" model of ARB 51 or (2) whether the variable interest model under FIN 46 should be used to account for existing and new entities. In December 2003, the FASB released a revised version of FIN 46 (FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from its requirements. The Company uses the equity method of accounting to account for investments in its joint venture in China in which it does not have a majority ownership or exercise control. The Company adopted FIN 46 as of September 25, 2004, and does not believe that its investment in the China Joint Venture is a Variable Interest Entity within the scope of FIN 46R, nor is it material to the financial statements of the Company at December 25, 2004.

In November 2004, the FASB issued SFAS No. 151 ("SFAS 151"), *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. While SFAS 151 enhances Accounting Research Bulletin No. 43, *Restatement and Revision of Accounting Research Bulletins,* and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), the statement also removes inconsistencies between ARB 43 and International Accounting Standards No. 2 and amends ARB 43 to clarify that abnormal amounts of costs should be recognized as period costs. Under some circumstances, according to ARB 43, the above listed costs may be so abnormal as to require treatment as current period charges. SFAS 151 requires these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" and requires allocation of fixed production overheads to the costs of conversion.

This standard will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The impact of the adoption of SFAS 151 on the Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

In December, 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment,* which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). SFAS 123(R) supersedes Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), SFAS 123, and amends SFAS No. 95, *Statement of Cash Flows*. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued. Under APB 25, issuing stock options to employees generally resulted in recognition of no compensation cost.

SFAS 123(R) also requires that the Company estimate the number of awards that are expected to vest and to revise the estimate as the actual forfeitures differ from the estimate. This standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The effect of these items and other changes in SFAS 123(R) as well as the potential impact on the Company's reported operating results, financial position and existing financial statement disclosure is currently being evaluated.

SFAS 123(R) requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow; thus, reducing net operating cash flows and increasing net financing cash flows in the periods after the effective date. The Company cannot estimate what these amounts will be in the future because they depend on, among other things, when employees exercise stock options. The amount of operating cash flow recognized in 2004 for such excess tax deductions for stock-based compensation was approximately $290,000. There was no effect on operating cash flows for such excess tax deductions during 2003 and 2002.

The Company currently follows the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation,* and has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The Company uses the Black-Scholes formula to estimate the value of stock options granted to employees for disclosure purposes. SFAS 123(R) requires that we use the valuation technique that best fits the circumstances. The Company is currently evaluating other techniques.

In December 2004, the FASB issued FASB Staff Position ("FSP") 109-1 ("FSP 109-1") and 109-2 ("FSP 109-2"). FSP 109-1 provides guidance on the application of SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), with regard to the tax deduction on qualified production activities provision within H.R. 4520, The American Jobs Creation Act of 2004 ("Act"), that was enacted on October 22, 2004. FSP 109-2 provides guidance on a special one-time dividends received deduction on the repatriation of certain foreign earnings to qualifying U.S. taxpayers. The Act contains numerous provisions related to corporate and international taxation including repeal of the Extraterritorial Income (ETI) regime, creation of a new Domestic Production Activities (DPA) deduction and a temporary dividends received deduction related to repatriation of foreign earnings. The Act contains various effective dates and transition periods. Under the guidance provided in FSP 109-1, the new DPA deduction will be treated as a "special deduction" as described in SFAS 109. As such, the special deduction has no effect on the Company's deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the Company's income tax return. The repeal of ETI and its replacement with a DPA deduction were not in effect in 2004 and, therefore, did not have an effect on the income tax provision for the year ended December 25, 2004. The Company does not expect the net effect of the phase-out of the ETI deduction and phase-in of the new DPA deduction to result in a material impact on its effective income tax rate in 2005.

In FSP 109-2, the FASB acknowledged that, due to the proximity of the Act's enactment date to many companies' year-ends and the fact that numerous provisions within the Act are complex and pending further regulatory guidance, many companies might not be in a position to assess the impacts of the Act on their plans for repatriation or reinvestment of foreign earnings. Therefore, the FSP provided companies with a practical exception to the permanent reinvestment standards of SFAS 109 and APB No. 23, *Accounting for Income Taxes—Special Areas,* by providing additional time to determine the amount of earnings, if any, that they intend to repatriate under the Act's provisions. The Company is not yet in a position to decide whether, and to what extent, it might repatriate foreign earnings to the U.S. Therefore, under the guidance provided in FSP 109-2, no deferred tax liability has been recorded in 2004 in connection with the repatriation provisions of the Act. The Company is currently analyzing the future impact of the temporary dividends received deduction provisions contained in the Act.

Off Balance Sheet Arrangements

The Company uses the equity method of accounting to account for investments in its joint venture in China in which it does not have a majority ownership or exercise control. The Company does not believe that its investment in the China Joint Venture is a Variable Interest Entity and within the scope of FIN 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 5,* nor is it material to the financial statements of the Company at December 25, 2004.

Seasonality

The Company generally has experienced increased sales during the second quarter of the year largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations, and net income historically are the highest of any quarter during the year.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

(in millions except per share data) *(continued)*

Forward-Looking Information

Certain oral statements made by management from time to time and certain statements contained herein that are not historical facts are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements, including those in Management's Discussion and Analysis of Financial Condition and Results of Operations are statements regarding the intent, belief or current expectations, estimates or projections of the Company, its Directors or its Officers about the Company and the industry in which it operates, and assumptions made by management, and include among other items, (i) the Company's strategies regarding growth, including its intention to develop new products; (ii) the Company's financing plans; (iii) trends affecting the Company's financial condition or results of operations; (iv) the Company's ability to continue to control costs and to meet its liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) the Company's ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that the anticipated results will occur.

Important factors that could cause the actual results to differ materially from those in the forward-looking statements include, among other items, (i) the economic cyclicality of the capital goods industry in general and the hydraulic valve and manifold industry in particular, which directly affect customer orders, lead times and sales volume; (ii) conditions in the capital markets, including the interest rate environment and the availability of capital; (iii) changes in the competitive marketplace that could affect the Company's revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iv) changes in technology or customer requirements, such as standardization of the cavity into which screw-in cartridge valves must fit, which could render the Company's products or technologies noncompetitive or obsolete; (v) new product introductions, product sales mix and the geographic mix of sales nationally and internationally; and (vi) changes relating to the Company's international sales, including changes in regulatory requirements or tariffs, trade or currency restrictions, fluctuations in exchange rates, and tax and collection issues. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings "Business," particularly under the subheading, "Business Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in the Form 10-K for the year ended December 25, 2004. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosure About Market Risk

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company had approximately $10.3 million in variable-rate debt outstanding at December 25, 2004. The Company has managed this risk by its ability to select the interest rate on its debt financing at LIBOR plus 1.9% or its lender's prime rate, whichever is more advantageous. From and after July 2004, the interest rate on its debt financing will remain variable based upon the Company's leverage ratio. At December 25, 2004, a 1% change in interest rates up or down would affect the Company's income statement on an annual basis by approximately $103,000 at the current, variable-rate outstanding debt level. At December 27, 2003, the Company had $16.0 million in variable-rate debt outstanding.

The company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany, and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The common stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq National Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's common stock as reported in the Nasdaq National Market and the dividends declared for the periods indicated:

	High	Low	Dividends Declared
2003			
First quarter	$ 8.250	$ 7.960	$ 0.040
Second quarter	8.480	7.200	0.040
Third quarter	10.750	7.010	0.040
Fourth quarter	8.810	6.640	0.040
2004			
First quarter	$10.810	$ 7.240	$0.040
Second quarter	17.790	9.010	0.050
Third quarter	18.420	12.020	0.050
Fourth quarter	16.130	11.250	0.075

Holders

There were 116 shareholders of record of common stock on March 11, 2005. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are approximately 2,000 beneficial owners of common stock.

Dividends

Dividends were paid on the 15th day of each month following the date of declaration. The Company's Board of Directors currently intends to continue to pay a quarterly dividend of at least $0.075 per share during 2005. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

Unregistered Sales of Securities

On September 17, 2004, the Company contributed 32,000 shares of common stock to a newly formed employee stock ownership plan ("ESOP") with the Company's 401(k) plan for U.S. employees. The issuance of the shares was exempt from registration under the Securities Act of 1933 as the contribution of the shares to the ESOP for the benefit of the Registrant's employees, without the payment of consideration by the ESOP or employees, does not constitute a sale of the common stock for purposes of the Act.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Sun Hydraulics Corporation:

We have audited the consolidated balance sheet of Sun Hydraulics Corporation (a Florida corporation) as of December 25, 2004, and the related statement of operations, shareholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation as of December 25, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Tampa, Florida
February 25, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Sun Hydraulics Corporation:

In our opinion, the accompanying consolidated balance sheet as of December 27, 2003 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and of cash flows for each of the two years in the period ended December 27, 2003 present fairly, in all material respects, the financial position, results of operations and cash flows of Sun Hydraulics Corporation and its subsidiaries at December 27, 2003 and for each of the two years in the period ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Tampa, Florida
March 25, 2004

Sun Hydraulics Corporation Consolidated Balance Sheets

(in thousands, except for share information)	December 25, 2004	December 27, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 9,300	$ 4,794
Restricted cash	462	425
Accounts receivable, net of allowance for doubtful accounts of $170 and $187	8,611	6,215
Inventories	7,105	6,621
Deferred income taxes	392	270
Other current assets	776	524
Total current assets	26,646	18,849
Property, plant and equipment, net	43,687	42,829
Other assets	1,475	1,624
Total assets	$71,808	$63,302
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 2,536	$ 2,440
Accrued expenses and other liabilities	4,609	2,217
Long-term debt due within one year	1,058	937
Dividends payable	522	270
Taxes payable	1,198	51
Total current liabilities	9,923	5,915
Long-term debt due after one year	11,196	17,270
Deferred income taxes	4,986	4,726
Other noncurrent liabilities	300	328
Total liabilities	26,405	28,239
Commitments and contingencies (Note 19)	—	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	—	—
Common stock, 20,000,000 shares authorized, par value $0.001, 6,961,280 and 6,757,941 shares outstanding	7	7
Capital in excess of par value	28,579	26,478
Unearned compensation related to outstanding restricted stock	(608)	(601)
Retained earnings	13,870	7,522
Accumulated other comprehensive income	3,566	1,657
Treasury stock	(11)	—
Total shareholders' equity	45,403	35,063
Total liabilities and shareholders' equity	$71,808	$63,302

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Sun Hydraulics Corporation Consolidated Statements of Operations

For the Year Ended	December 25, 2004	December 27, 2003	December 28, 2002
(in thousands, except per share data)			
Net sales	$94,503	$70,798	$64,545
Cost of sales	65,968	52,312	48,581
Gross profit	28,535	18,486	15,964
Selling, engineering and administrative expenses	16,241	14,803	12,544
Operating income	12,294	3,683	3,420
Interest expense	527	606	578
Foreign currency transaction loss (gain)	—	(143)	68
Miscellaneous expense (income)	35	(57)	182
Income before income taxes	11,732	3,277	2,592
Income tax provision	3,902	1,101	814
Net income	$ 7,830	$ 2,176	$ 1,778
Basic net income per common share	$ 1.14	$ 0.33	$ 0.28
Weighted average basic shares outstanding	6,846	6,551	6,433
Diluted net income per common share	$ 1.14	$ 0.33	$ 0.27
Weighted average diluted shares outstanding	6,897	6,597	6,589

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Sun Hydraulics Corporation Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Shares	Preferred stock	Common stock	Capital in excess of par value	Unearned Compensation related to restricted stock	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
(in thousands)									
Balance, December 29, 2001	6,421	$—	$6	$24,718	$(216)	$ 19,001	$ 229	$ —	$ 43,738
Shares issued, Restricted Stock	9			129	46				175
Shares issued, Unrestricted Stock	5			23					23
Shares issued, ESPP	11			70					70
Redeemable common stock				(2,250)					(2,250)
Dividends declared						(1,029)			(1,029)
Comprehensive income:									
Net income						1,778			1,778
Foreign currency translation adjustments							394		394
Comprehensive income									2,172
Balance, December 28, 2002	6,446	$—	$6	$22,690	$(170)	$ 19,750	$ 623	$ —	$ 42,899
Shares issued, Restricted Stock	83		1	1,538	(431)				1,108
Shares issued, Stock Options	223								
Shares issued, ESPP	6								
Dividends issued						(14,404)			(14,404)
Redeemable common stock				2,250					2,250
Comprehensive income:									
Net income						2,176			2,176
Foreign currency translation adjustments							1,034		1,034
Comprehensive loss									3,210
Balance, December 27, 2003	6,758	$—	$7	$26,478	$(601)	$ 7,522	$ 1,657	$ —	$ 35,063
Shares issued, Restricted Stock	20			257	(7)				250
Shares issued, Stock Options	189			1,711					1,711
Shares issued, ESPP				(74)					(74)
Shares retired, Repurchase Agreement	(6)			(83)					(83)
Purchase of treasury stock								(524)	(524)
Reissuance of treasury stock								513	513
Stock option income tax benefit				290					290
Dividends issued						(1,482)			(1,482)
Comprehensive income:									
Net income						7,830			7,830
Foreign currency translation adjustments							1,909		1,909
Comprehensive income:									9,739
Balance, December 25, 2004	6,961	$—	$7	$28,579	$(608)	$ 13,870	$ 3,566	$ (11)	$ 45,403

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Sun Hydraulics Corporation Consolidated Statements of Cash Flows

For the Year Ended	December 25, 2004	December 27, 2003	December 28, 2002
(in thousands)			
Cash flows from operating activities:			
Net income	$ 7,830	$ 2,176	$ 1,778
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,465	5,152	5,100
Loss on disposal of assets	73	370	190
Stock-based compensation expense	289	182	180
Allowance for doubtful accounts	(17)	(7)	(1)
Provision for slow moving inventory	110	(16)	(101)
Provision for deferred income taxes	138	364	244
(Increase) decrease in:			
Accounts receivable	(2,379)	(518)	(934)
Inventories	(594)	241	493
Income tax receivable	—	—	668
Other current assets	(252)	286	175
Other assets, net	149	(630)	(56)
Increase (decrease) in:			
Accounts payable	97	734	383
Accrued expenses and other liabilities	2,392	1,136	(413)
Dividends payable	252	12	1
Income taxes payable	1,437	41	10
Other liabilities	(28)	(50)	(49)
Net cash from operating activities	14,962	9,473	7,668
Cash flows from investing activities:			
Capital expenditures	(4,987)	(3,076)	(5,870)
Proceeds from dispositions of equipment	61	33	148
Net cash used in investing activities	(4,926)	(3,043)	(5,722)
Cash flows from financing activities:			
Proceeds from debt	—	18,850	—
Repayment of debt	(5,953)	(10,254)	(1,052)
Proceeds from exercise of stock options	1,672	899	17
Proceeds from stock issued	—	39	71
Payments for purchase of treasury stock	(781)	(71)	—
Proceeds from reissuance of treasury stock	613	59	—
Dividends to shareholders	(1,482)	(14,404)	(1,029)
Net cash used in financing activities	(5,931)	(4,882)	(1,993)
Effect of exchange rate changes on cash and cash equivalents	438	(287)	394
Net increase in restricted cash	37	425	—
Net increase in cash and cash equivalents	4,506	836	347
Cash and cash equivalents, beginning of period	5,219	3,958	3,611
Cash and cash equivalents, end of period	$ 9,762	$ 5,219	$ 3,958
Supplemental disclosure of cash flow information:			
Cash paid/(received):			
Interest	$ 527	$ 607	$ 578
Income taxes	$ 2,617	$ 696	$ (108)

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

(in thousands except per share data)

1. Business

Sun Hydraulics Corporation and its wholly-owned subsidiaries (the "Company") design, manufacture and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures and sells through independent distributors in the United States and other international markets. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics Systems (Shanghai) Co., Ltd., ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics Corporation's Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation
The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting to account for investments in its joint venture in China in which it does not have a majority ownership or exercise control.

Critical Accounting Policies and Estimates
The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition
The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). See Goodwill below.

Accounts Receivable
The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See balance sheet for allowance amounts.

Inventory
The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 for inventory reserve amounts.

Goodwill
The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 25, 2004 and December 27, 2003. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, the 401(k) plan discretionary match, and health care benefits. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third-party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.6 million on an aggregate basis.

Reclassification
Certain amounts shown in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the 2004 presentation.

Management Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

52-Week Fiscal Year
The Company's fiscal year ends on the Saturday nearest to the end of the month of December. Each quarter consists of two 4-week periods and one 5-week period.

Cash and Cash Equivalents
The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment
Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3– 5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of plant, property, and equipment are reflected in the Statements of Operations in the period in which the assets are taken out of service.

Valuation Assessment of Long-Lived Assets
Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees who work directly with the assets.

Goodwill
Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost, net of accumulated amortization. Effective January 1, 2002, the Company adopted SFAS 142. Under SFAS 142, goodwill is no longer subject to amortization. Instead, SFAS 142 requires goodwill to be reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

Other Assets
Other assets consists of an equity investment in the Company's joint venture in China. The equity investment was recorded at cost and has been adjusted for investment income or loss and dividend distributions for each quarterly period since its origin.

Revenue Recognition
Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Shipping and Handling Costs
Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions
The Company follows the translation policy provided by SFAS No. 52, *Foreign Currency Translation.* The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included in the component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency transactions are included in miscellaneous (income) expense.

(in thousands except per share data) (continued)

Income Taxes
The Company follows the income tax policy provided by SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). This Statement provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

Stock-Based Compensation
The Company has adopted the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123* ("SFAS 148"), and has elected to follow Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. If the company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, net income and earnings per share would have been reduced to the pro forma amounts below. The pro forma amounts were determined using the Black-Scholes valuation model with weighted average assumptions as set forth below.

	December 25, 2004	December 27, 2003	December 28, 2002
Net income as reported	$7,830	$2,176	$1,778
Stock-based compensation reported in net income, net of related taxes	165	105	88
Stock compensation expense calculated under SFAS 123, net of related taxes	(256)	(219)	(165)
Pro forma net income	$7,739	$2,062	$1,701
Basic earnings per common share:			
As reported	$ 1.14	$ 0.33	$ 0.28
Pro forma	$ 1.13	$ 0.31	$ 0.26
Diluted earnings per common share:			
As reported	$ 1.14	$ 0.33	$ 0.27
Pro forma	$ 1.12	$ 0.31	$ 0.26
Assumptions			
Risk-free interest rate	4.22%	4.15%	3.81%
Expected lives (in years)	6.5	6.5	6.5
Expected volatility	40.00%	18.00%	18.00%
Dividend yield	1.89%	2.22%	1.96%

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

3. Fair Value of Investments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

4. Restricted Cash

On December 25, 2004 and December 27, 2003, the Company had restricted cash of $462 and $425, respectively. The restricted cash balance consisted of reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K.

5. Inventories

	Dec. 25, 2004	Dec. 27, 2003
Raw materials	$ 2,523	$ 2,120
Work in process	2,487	2,390
Finished goods	2,402	2,308
Provision for slow moving inventory	(307)	(197)
Total	$ 7,105	$ 6,621

6. Property, Plant and Equipment

	Dec. 25, 2004	Dec. 27, 2003
Machinery and equipment	$ 50,238	$ 47,255
Office furniture and equipment	8,431	7,477
Buildings	23,140	22,174
Leasehold and land improvements	1,645	1,528
Land	2,653	2,556
	$ 86,107	$ 80,990
Less: Accumulated depreciation	(47,513)	(41,834)
Construction in progress	5,093	3,673
Total	$ 43,687	$ 42,829

Depreciation expense for the years ended December 25, 2004, December 27, 2003, and December 28, 2002 totaled $5,465, $5,152, and $5,100, respectively.

7. Goodwill

On December 25, 2004 and December 27, 2003, the Company had $715 of goodwill, net of amortization of $157, related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at December 25, 2004 and December 27, 2003. The analysis indicated that there was no impairment of the carrying value of the goodwill.

8. Other Assets

	Dec. 25, 2004	Dec. 27, 2003
Goodwill, net of accumulated amortization of $157	$ 715	$ 715
Equity investment in joint venture	347	277
Loan acquisition costs, net of amortization of $42 and $21	214	235
Deposits with suppliers	194	194
Long-term receivable from vendor	—	178
Other	5	25
Total	$1,475	$1,624

9. Accrued Expenses and Other Liabilities

	Dec. 25, 2004	Dec. 27, 2003
Compensation and benefits	$2,189	$ 943
Insurance	1,304	923
Other	1,116	351
Total	$4,609	$2,217

10. Long-Term Debt

	Dec. 25, 2004	Dec. 27, 2003
$11,000 five-year note, collateralized by U.S. real estate and equipment, and a pledge of foreign assets, interest rate LIBOR + 1.9% or prime rate at Company's discretion, due July 23, 2008.	$10,220	$10,770
$12,000 revolving line of credit, collateralized by U.S. real estate and equipment, and a pledge of foreign assets, interest rate LIBOR + 1.9% or prime rate at Company's discretion, due July 23, 2006.	—	5,150
$2,400 12-year mortgage note on the German facility, fixed interest rate of 6.05%, due September 30, 2008.	947	1,086
10-year notes, fixed interest rates ranging from 3.5-5.1%, collateralized by equipment in Germany, due between 2009 and 2011.	1,009	1,103
Other	78	98
	12,254	18,207
Less amounts due within one year	(1,058)	(937)
Total	$11,196	$17,270

The remaining principal payments are due as follows: 2005–$1,058; 2006–$1,475; 2007–$759; 2008–$8,736; 2009 and thereafter–$226.

On July 23, 2003, the Company completed a recapitalization which refinanced existing debt in the U.S. and further leveraged assets. This new financing consisted of a Term Loan of $11 million and a secured revolving Line of Credit of $12 million. The Term Loan and the Line of Credit are secured by all of the Company's U.S. assets, all Sun Ltd. and Sun Holdings assets excluding real property and a restricted cash account for $462, and a stock pledge of all authorized and issued capital stock of Sun GmbH and Sun Korea. The total carrying value of assets held as collateral is $59.5 million. The Term Loan has monthly principal and interest payments based upon a 20-year amortization schedule, with all remaining principal and interest due July 23,

(in thousands except per share data) *(continued)*

2008. The Line of Credit requires monthly payments of interest only, and is payable in full on July 23, 2006. Both the Term Loan and the Line of Credit had a floating interest rate for the first year of 1.9% over LIBOR, or the Prime Rate, at the Company's discretion. From and after July 2004, the rates will vary based upon the Company's leverage ratio. At December 25, 2004, the Term Loan had an outstanding balance of $10.2 million and the Line of Credit was fully paid with no outstanding balance.

The Term Loan and the Line of Credit debt covenants including 1) Fixed Charges Coverage Ratio (as defined) of 2.0 to 1.0, determined quarterly on a rolling four quarters basis, 2) Debt (as defined) to Tangible Net Worth (as defined) of not more than 1.5 to 1.0, determined quarterly, 3) Current Ratio of 1.5 to 1.0, determined quarterly, 4) Funded Debt (as defined) to EBITDA (as defined) of less than 3.25 to 1.0, determined quarterly on a rolling four quarters basis, and 5) the Company's primary domestic depository accounts shall be with SouthTrust Bank. As of December 25, 2004 and December 27, 2003, the Company was in compliance with all debt covenants.

11. Redeemable Common Stock

On June 22, 2002, the Company entered into a standby Stock Repurchase Agreement with the Koski Family Limited Partnership, which owns approximately 34% of the outstanding shares of the Company's common stock. Robert E. Koski and Christine Koski are Directors of the Company. Under the Agreement, the Company agreed to purchase up to $2,250,000 worth of Company common stock from the Koski Partnership on a one-time basis, until June 22, 2004, at a per share price of the lower of $7.00 per share, or 15% less than the average closing price per share of the common stock for the 15 full trading days immediately preceding the closing date. Upon entering into the Agreement, $2,250 was transferred from Capital in Excess of Par into Redeemable common stock on the balance sheet. Effective third quarter 2003, the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* The standard requires the Company to classify certain financial instruments as a liability or an asset at fair value. Management has determined that the estimated fair value of the put option is not material and has transferred $2,250 from Redeemable Common Stock to Capital in Excess of Par on the balance sheet.

The Agreement expired in June 2004 and the Company did not purchase any shares from the Koski Partnership during its term.

12. Dividends to Shareholders

The Company declared dividends of $1,482, $14,404, and $1,029 to shareholders in 2004, 2003, and 2002, respectively.

The Company declared quarterly dividends of $0.04, $0.05, $0.05, and $0.075 per share to shareholders of record on the last day of the first, second, third, and fourth quarters of 2004, respectively, and $0.04 per share each calendar quarter in 2003 and 2002. These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company paid a special dividend of $2.00 per share totaling $13.3 million on August 18, 2003.

13. Income Taxes

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

For the Year Ended	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
United States	$ 7,865	$ 1,786	$1,338
Foreign	3,867	1,491	1,254
Total	$11,732	$ 3,277	$2,592

The components of the income tax provision (benefit) are as follows:

For the Year Ended	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
Current tax expense:			
United States	$ 2,318	$ 160	$ 306
State and local	195	(16)	27
Foreign	1,251	593	237
Total current	3,764	737	570
Deferred tax expense (benefit):			
United States	112	499	115
State and local	24	44	10
Foreign	2	(179)	119
Total deferred	138	364	244
Total income tax provision	$ 3,902	$ 1,101	$ 814

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

For the Year Ended	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
U.S. federal taxes at statutory rate	$ 3,966	$ 1,067	$ 881
Increase (decrease)			
Foreign deemed dividend	—	3,570	—
Foreign tax credit	(309)	(3,324)	—
Benefit of ETI exclusion	(136)	(39)	(85)
Foreign income taxed at lower rate	(38)	(45)	(75)
Nondeductible items	200	(156)	52
State and local taxes, net	219	28	41
Income tax provision	$ 3,902	$ 1,101	$ 814

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 25, 2004 and December 27, 2003 are presented below:

	Dec. 25, 2004	Dec. 27, 2003
Deferred taxes:		
Assets		
Accrued expenses and reserves not currently deductible	$ 240	$ 208
Compensation expense recognized for book, not yet deductible for tax	—	62
Foreign tax credit carryforward	152	
Deferred royalty income	103	121
Deferred tax asset	495	391
Liabilities		
Depreciation	(5,089)	(4,847)
Net deferred tax liability	$(4,594)	$(4,456)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2004 and 2003, management has determined that a valuation allowance is not required. The foreign tax credit carryforward will expire in year 2008.

14. Stock Option Plans

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 1,000,000 shares of the Company's common stock by officers, employees and Directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 25, 2004, December 27, 2003, and December 28, 2002 is summarized as follows:

	Number of shares	Exercise price range	Weighted average exercise price
(share amounts are in thousands)			
Under option, December 29, 2001 (557 shares exercisable)	676	$ 3.00–16.75	$ 7.68
Granted	15	$ 8.27	$ 8.27
Exercised	(4)	$ 3.85	$ 3.85
Forfeitures	(17)	$ 6.75–10.00	$ 9.81
Under option, December 28, 2002 (570 shares exercisable)	670	$ 3.00–16.75	$ 7.67
Granted	49	$ 7.09	$ 7.09
Exercised	(224)	$ 3.00– 7.00	$ 4.05
Forfeitures	(6)	$ 6.75–10.00	$ 9.12
Under option, December 27, 2003 (379 shares exercisable)	489	$ 3.00–16.75	$ 8.54
Granted	24	$12.35	$12.35
Exercised	(189)	$ 3.00–16.75	$ 8.86
Forfeitures	(9)	$ 6.75–10.00	$ 9.15
Under option, December 25, 2004 (223 shares exercisable)	315	$ 6.00–16.75	$ 9.76

All options listed above vest over 5 years with a maximum term of 10 years.

A summary of outstanding and exercisable options at December 25, 2004 is summarized as follows:

Options Outstanding				Options Exercisable	
		Weighted average			
Range of exercise prices	Number of shares	Remaining contractual life	Exercise price	Number of shares	Weighted average exercise price
$ 6.00	8,765	5.00	$ 6.00	8,765	$ 6.00
6.75	20,600	6.00	6.75	14,400	6.75
7.00	15,800	6.83	7.00	6,560	7.00
7.09	43,000	8.75	7.09	8,120	7.09
8.00	48,500	5.67	8.00	39,300	8.00
8.27	15,000	7.42	8.27	6,000	8.27
9.50	73,763	2.00	9.50	73,763	9.50
10.00	21,000	3.92	10.00	21,000	10.00
12.35	23,756	9.83	12.35	—	12.35
16.75	45,000	3.33	16.75	45,000	16.75

The weighted average estimated fair value of stock options granted during 2004, 2003 and 2002 was $4.80, $1.46, and $1.69 per share, respectively.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 275,000 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. The market value of the restricted stock at the date of grant was recorded as unearned compensation, a component of shareholders' equity, and is being charged to expense over the respective vesting periods. Restricted stock expense for the years ended December 25, 2004, December 27, 2003, and December 28, 2002 totaled $250, $181, and $180, respectively.

On September 6, 2003, the Board of Directors granted restricted stock to employees who held outstanding options as of that date. The purpose of the grant was to compensate option holders for the decrease in value of the Company's stock attributable to the payment of the special dividend, which the Board determined to be approximately $1.00. To provide a continuing incentive to these employees, the restricted stock will be earned over a one- to three-year period. The restricted stock is expensed over the vesting period at a price of $7.41, the stock price on September 5, 2003.

On October 15, 2004, the Board of Directors granted 23,756 shares of restricted stock to employees. The restricted stock will be earned over a three-year period. The restricted stock is expensed over the vesting period at a price of $12.35, the stock price on October 15, 2004. The grant increased restricted shares outstanding from 129,900 at December 27, 2003 to 153,656 at December 25, 2004. At December 25, 2004 and December 27, 2003, 67,374 and 33,983 of these shares, respectively, were vested.

During 2001, the Company adopted the Employee Stock Purchase Plan ("ESPP"), which became effective August 1, 2001. Most employees are eligible to participate. Employees who choose to participate are granted an opportunity to purchase common stock at 85% of market value on the first or last day of the quarterly purchase period, whichever is lower. The ESPP authorizes the issuance, and the purchase by employees, of up to 325,000 shares of common stock through payroll deductions. No employee is allowed to buy more than $25,000 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period. Employees purchased approximately 13,342 shares at an average price of $8.62 and 14,984 shares at an average price of $6.15, under the ESPP during 2004 and 2003, respectively. At December 25, 2004 and December 27, 2003, 282,632 and 295,974 shares, respectively, remained available to be issued through the ESPP.

During 2004, the Board of Directors adopted and the shareholders approved the Nonemployee Director Equity and Deferred Compensation Plan (the "Plan"). Directors who are not officers of the Company are paid $4,000 for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they serve when the committee meeting is not held within one day of a meeting of the Board of Directors. Directors receive $1,500 of the $4,000 Director fee in shares of Company stock under the Plan. Directors also may elect under the Plan to receive all or part of the remainder of their fees in Company stock and to defer receipt of their fees until a subsequent year. The Plan authorizes the issuance of up to 80,000 shares of common stock. Directors were granted 2,741 shares during 2004. At December 25, 2004, 77,259 shares remained available to be issued through the Plan.

15. Stock Repurchase Plan

On November 29, 2004, The Company's Board of Directors authorized the repurchase of up to $2.5 million of Company common stock to be completed no later than January 15, 2006. Stock will be repurchased periodically in the open market or through privately negotiated transactions, in accordance with the Stock Repurchase Plan. Market purchases will be made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The repurchased shares are retired and added to the Company's authorized, but unissued, shares.

The amount of the stock repurchases was set based upon the anticipated number of shares that will be required to fund the Company's employee stock ownership plan and employee stock purchase plan through fiscal year 2005. In 2004, the Company repurchased 5,800 shares totaling approximately $82,800 under the Plan at an average price per share of $14.28.

16. Earnings Per Share

The following table represents the computation of basic and diluted earnings per common share as required by SFAS No. 128 *Earnings Per Share* (in thousands, except per share data):

	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
Net income	$7,830	$2,176	$1,778
Basic weighted average number of common shares outstanding	6,846	6,551	6,433
Basic earnings per common share	$ 1.14	$ 0.33	$ 0.28
Effect of dilutive stock options	51	46	156
Diluted weighted average number of common shares outstanding	6,897	6,597	6,589
Diluted earnings per common share	$ 1.14	$ 0.33	$ 0.27

Diluted earnings per common share excludes antidilutive stock options of approximately 45,000, 275,000 and 270,000 during 2004, 2003 and 2002 respectively.

(in thousands except per share data) (continued)

17. Employee Benefits

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $2,346, $686, and $685 during 2004, 2003, and 2002, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $437, $266, and $235 during 2004, 2003, and 2002, respectively.

In June 2004, the Company's Board of Directors approved the establishment of an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. Prior to 2004, discretionary matches to the 401(k) plan were made in cash. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participant account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis. The ESOP is accounted for under Statement of Position 93-6 *Employer's Accounting for Employee Stock Ownership Plans.*

In September 2004, the Company made a one-time contribution of 32,000 shares of its common stock to the ESOP.

In January 2005, 73,290 shares were contributed to the ESOP based on 2004 compensation. All shares receive regular quarterly dividends payable to the ESOP to cover plan expenses.

The Company incurred compensation expense under the ESOP of approximately $1,572 during 2004. There was no discretionary match to the 401(k) in 2003 and 2002.

Shares contributed to the ESOP are restricted for one year. Participants may then sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

18. Segment Reporting

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. Management bases its financial decisions by the geographical location of its operations. The subsidiaries are multinational with operations in the United States, the United Kingdom, Germany, and Korea. In computing earnings from operations for the foreign subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

Identifiable assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2004						
Sales to unaffiliated customers	$59,847	$8,723	$13,375	$12,558	$ —	$94,503
Intercompany sales	15,702	—	1,812	66	(17,580)	—
Operating income (loss)	8,417	926	483	2,399	69	12,294
Identifiable assets	44,765	4,449	13,742	10,062	(1,210)	71,808
Depreciation and amortization	3,792	137	1,061	475	—	5,465
Capital expenditures	4,264	42	540	141	—	4,987
2003						
Sales to unaffiliated customers	$43,503	$6,857	$11,346	$ 9,092	$ —	$70,798
Intercompany sales	12,109	—	1,421	41	(13,571)	—
Operating income (loss)	2,160	689	(497)	1,192	139	3,683
Identifiable assets	40,691	3,111	8,087	12,409	(1,266)	63,032
Depreciation and amortization	3,630	123	380	1,019	—	5,152
Capital expenditures	1,914	265	149	748	—	3,076
2002						
Sales to unaffiliated customers	$41,937	$5,899	$10,200	$ 6,509	$ —	$64,545
Intercompany sales	10,643	—	1,569	32	(12,244)	—
Operating income (loss)	2,029	431	618	416	(74)	3,420
Identifiable assets	43,407	2,035	11,596	6,207	(955)	62,290
Depreciation and amortization	3,905	104	783	308	—	5,100
Capital expenditures	2,219	136	3,429	86	—	5,870

Net foreign currency gains (losses) reflected in results of operations were $0, $143, and $(68), for 2004, 2003, and 2002, respectively. Operating income (loss) is total sales and other operating income less operating expenses. In computing segment operating profit, interest expense and net miscellaneous income (expense) have not been deducted (added).

Included in U.S. sales to unaffiliated customers were export sales, principally to Canada and Asia, of $10,162, $7,912, and $7,246, during 2004, 2003, and 2002, respectively.

19. Commitments and Contingencies

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas and production support facilities in Sarasota, Florida under operating leases having initial terms expiring between 2004 and 2008. The lease for the manufacturing facility in Kansas has a term of 5 years, expiring on November 14, 2008, and represents approximately 10,000 square feet of space. The lease for the production support facilities in Florida are on a month-to-month basis and represent approximately 10,000 square feet. Total rental expense for the years ended December 31, 2004, 2003 and 2002 was approximately $172, $126 and $104, respectively.

Future minimum lease payments on operating leases are as follows:

2005	$107
2006	101
2007	101
2008	91
2009	—
Thereafter	—
Total minimum lease payments	$400

INSURANCE—On July 1, 2003, the Company changed its group health insurance plan that covers U.S. employees and their families from a fully-insured policy to a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $75,000 on an individual basis and approximately $3.6 million on an aggregate basis.

The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on the estimates provided by a third-party administrator and insurance company, plus an estimate for amounts incurred but not recorded. The Company believes it has adequate reserves for all self-insurance claims.

20. New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51* ("ARB 51"). FIN 46 provides guidance in determining (1) whether consolidation is required under the "controlling financial interest" model of ARB 51 or (2) whether the variable interest model under FIN 46 should be used to account for existing and new entities. In December 2003, the FASB released a revised version of FIN 46 ("FIN 46R") clarifying certain aspects of FIN 46 and providing certain entities with exemptions from its requirements. The Company uses the equity method of accounting to account for investments in its joint venture in China in which it does not have a majority ownership or exercise control. The Company does not believe that its investment in the China Joint Venture is a variable interest entity and within the scope of FIN 46 and FIN 46R, and therefore does not have a material effect on the Company's financial statements.

In November 2004, the FASB issued SFAS No. 151 ("SFAS 151"), *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. While SFAS 151 enhances Accounting Research Bulletin No. 43, *Restatement and Revision of Accounting Research Bulletins*, and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage), the statement also removes inconsistencies between ARB 43 and International Accounting Standards No. 2 ("IAS 2") and amends ARB 43 to clarify that abnormal amounts of costs should be recognized as period costs. Under some circumstances, according to ARB 43, the above listed costs may be so abnormal as to require treatment as current period charges. SFAS 151 requires these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" and requires allocation of fixed production overheads to the costs of conversion.

This standard will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The impact of the adoption of SFAS 151 on the Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

In December, 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS 123(R)"), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). SFAS 123(R) supersedes Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), SFAS 123, and amends SFAS No. 95, *Statement of Cash*

(in thousands except per share data) *(continued)*

Flows. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). This Statement eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued. Under APB 25, issuing stock options to employees generally resulted in recognition of no compensation cost.

SFAS 123(R) also requires that the Company estimate the number of awards that are expected to vest and to revise the estimate as the actual forfeitures differ from the estimate. This standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The effect of these items and other changes in SFAS 123(R) as well as the potential impact on the Company's reported operating results, financial position and existing financial statement disclosure is currently being evaluated.

SFAS 123(R) requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow; thus, reducing net operating cash flows and increasing net financing cash flows in the periods after the effective date. The Company cannot estimate what these amounts will be in the future because they depend on, among other things, when employees exercise stock options. The amount of operating cash flow recognized in 2004 for such excess tax deductions for stock-based compensation was approximately $290,000. There was no effect on operating cash flows for such excess tax deductions during 2003 and 2002.

The Company currently follows the disclosure-only provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation*, and has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The Company uses the Black-Scholes formula to estimate the value of stock options granted to employees for disclosure purposes. SFAS 123(R) requires that we use the valuation technique that best fits the circumstances. The Company is currently evaluating other techniques.

In December 2004, the FASB issued FASB Staff Position ("FSP") 109-1 ("FSP 109-1") and 109-2 ("FSP 109-2"). FSP 109-1 provides guidance on the application of SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), with regard to the tax deduction on qualified production activities provision within H.R. 4520, The American Jobs Creation Act of 2004 ("Act"), that was enacted on October 22, 2004. FSP 109-2 provides guidance on a special one-time dividends received deduction on the repatriation of certain foreign earnings to qualifying U.S. taxpayers. The Act contains numerous provisions related to corporate and international taxation including repeal of the Extraterritorial Income (ETI) regime, creation of a new Domestic Production Activities (DPA) deduction and a temporary dividends received deduction related to repatriation of foreign earnings. The Act contains various effective dates and transition periods. Under the guidance provided in FSP 109-1, the new DPA deduction will be treated as a "special deduction" as described in SFAS 109. As such, the special deduction has no effect on the Company's deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the Company's income tax return. The repeal of ETI and its replacement with a DPA deduction were not in effect in 2004 and, therefore, did not have an effect on the income tax provision for the year ended December 25, 2004. The Company does not expect the net effect of the phase-out of the ETI deduction and phase-in of the new DPA deduction to result in a material impact on its effective income tax rate in 2005.

In FSP 109-2, the FASB acknowledged that, due to the proximity of the Act's enactment date to many companies' year-ends and the fact that numerous provisions within the Act are complex and pending further regulatory guidance, many companies might not be in a position to assess the impacts of the Act on their plans for repatriation or reinvestment of foreign earnings. Therefore, the FSP provided companies with a practical exception to the permanent reinvestment standards of SFAS 109 and APB No. 23, *Accounting for Income Taxes—Special Areas*, by providing additional time to determine the amount of earnings, if any, that they intend to repatriate under the Act's provisions. The Company is not yet in a position to decide whether, and to what extent, it might repatriate foreign earnings to the U.S. Therefore, under the guidance provided in FSP 109-2, no deferred tax liability has been recorded in 2004 in connection with the repatriation provisions of the Act. The Company is currently analyzing the future impact of the temporary dividends received deduction provisions contained in the Act.

INFORMATION

Corporate Officers
Clyde G. Nixon
Chairman of the Board

Allen J. Carlson
President & CEO

Richard J. Dobbyn
Chief Financial Officer

Jeffrey Cooper
Engineering Manager

Peter G. Robson
General Manager
Sun Hydraulics Limited

Directors
Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President & CEO
Sun Hydraulics Corporation

John S. Kahler
President & CEO, *retired*
Cincinnati Incorporated

Christine L. Koski
Principal
Koski Consulting Group

Robert E. Koski
Chairman Emeritus, Founder
Sun Hydraulics Corporation

Ferdinand E. Megerlin, Dr.-Ing.
Advisor and former member of
the Executive Board of Linde AG

Clyde G. Nixon
Chairman of the Board
Sun Hydraulics Corporation

Hirokatsu Sakamoto
President
Kawasaki Precision Machinery, Ltd.

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors
Grant Thornton, LLP
Tampa, Florida

Corporate Headquarters
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200 Fax: 941-355-4497

Investor Relations
If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com, or at request from corporate headquarters. Copies of these documents are available free of charge upon request to Investor Relations at Sun's Corporate Headquarters.

Transfer Agent
SunTrust Bank, Atlanta
Atlanta, Georgia

Common Stock Information
The common stock of Sun Hydraulics Corporation is traded on the NASDAQ National Market under the symbol SNHY.

As of April 1, 2005, there were 111 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 2,000 beneficial owners of common stock.

As of April 1, 2005, the closing price per share of SNHY stock was $31.59 and there were 7,234,833 shares outstanding.

Shareholders' Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. eastern time:
Saturday, June 11, 2005, at
Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243

To obey the "golden rule" in all relations both within and without the company no matter how difficult this may seem at the time.

To respect the dignity of every individual and to be courteous at all times.

To honestly and fairly make and meet our commitments with customers, distributors, employees and suppliers and to establish stable relationships with them.

To be a leader in our chosen fields of activity and in the development of our industry and community.

To be a growing company so that employees are continually provided an opportunity for additional responsibilities.

To constantly improve our products and services so that they are worth more to our customers and to constantly improve our operational methods so that we can afford higher than average wages.

To provide steady and continuous employment for persons hired with reasonable working hours and safe working conditions.

To encourage employee self-improvement and to promote from within whenever possible.

To keep employees and stockholders informed of company policies, procedures and plans.

— Bob Koski, Founder Sun Hydraulics
1970

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P R E S E N C E

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243 USA
Phone: 941-362-1200 Fax: 941-355-4497

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, FL 34243 USA
Phone: 941-362-1300 Fax: 941-362-1349

Sun Hydraulics Corporation Midwest
10645 Lackman Road
Lenexa, KS 66219 USA
Phone: 913-307-9090 Fax: 913-307-9095

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400 Fax: 44-2476-307082

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0 Fax: 49-2431-8091-9

Sun Hydraulics, S.A.R.L
9, rue de Condé
33000 Bordeaux, France
Phone: 33-556-086380 Fax: 33-556-086380

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon, 405-310 Korea
Phone: 82-32-813-1350 Fax: 82-32-813-1147

Sun Hydraulics Systems (Shanghai) Co., Ltd.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778 Fax: 86-21-5778-0768